भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
19.04.2008
Ref. No.:
CO/S&B/SKT/2008/1156

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
EMPLOYEE SHARE PURCHASE SCHEME 2008 (SBI ESPS-2008)
WAIVER OF LOCK-IN-PERIOD REQUIREMENT

We enclose for your information a copy of our letter No.CO/S&B/SKT/1122 dated 19-04-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

[redacted]

08002524

General Manager
Encl. as above

PROCESSED
MAY 20 2008
THOMSON REUTERS

RECEIVED
2008 MAY 13 P 5:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Indonesia – Signature of Gas Sales Agreements

Further to the signing of Heads of Agreements for gas sales from Premier's operated West Natuna Sea Block A in Q4 2007; we are delighted to announce that three fully termed Gas Sales Agreements have been signed in Jakarta.

The three contracts are with Sembcorp Gas Pte Ltd. (Sembcorp), PT Pelayanan Listrik Nasional Batam (PLN) and PT Universal Batam Energy (UBE) for a total volume of 125 billion British thermal units per day ("BBtud") with options for a further 13 BBtud.

The contracts are "life of field" contracts and deliveries are expected to commence from the Gajah Baru field on West Natuna Sea Block A, offshore Indonesia in 2010.

Premier (28.67%) operates Natuna Sea Block A on behalf of its Partners, KUFPEC (33.33%), Hess (23%) and PETRONAS (15%).

Simon Lockett, Premier's Chief Executive, commented:

"We are delighted to have progressed from Heads of Agreement to fully termed Gas Sales Agreements in such a short period of time. Indonesian regulatory approval of the plan of development for Gajah Baru has been received and we will progress this significant development towards first gas targeted for 2010. This underlines Premier's growth profile to 50,000 boepd by the end of 2010.

We are also pleased to note the signing of a Gas Sales Agreement between Medco E&P Malaka and PLN for the supply of 15bbtu/d of gas from North Sumatra Block A PSC in Indonesia in which Premier holds a 41.67% stake."

15 April 2008

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Neil Hawkings
Robin Allan

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes to Editors

Premier is the operator of Natuna Sea Block A with a 28.67% interest and Natuna Sea Block A is a 36.9% owner of the WNTS pipeline. Premier also holds an 18.75% interest in the Kakap field.

Since January 2001, Premier has supplied gas from Natuna Sea Block A for domestic power generation through the WNTS pipeline into Singapore. At present, gas production from Natuna Sea Block A is around 130 BBtu per day.

भारतीय स्टेट बैंक
State Bank of India
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021
Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
19-04-2008
Ref. No.:
CO/S&B/SKT/2008/1122

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
EMPLOYEE SHARE PURCHASE SCHEME 2008 (SBI ESPS-2008)
WAIVER OF LOCK-IN-PERIOD REQUIREMENT

Further to our letter no. CO/S&B/SKT/2008/1056 dated 12.04.2008, it has been decided that there will be no lock-in period in respect of shares to be allotted to employees of the Bank in terms of SBI Employee Share Purchase Scheme -2008 (SBI ESPS-2008).

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
22.04.2008
Ref. No.:
CO/S&B/SKT/2008/ 1153

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2008
CENTRAL BOARD'S MEETING ON 02.05.2008
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1140 dated the April 22, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. : as above

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 22-04-2008
Ref. No.: CO/S&B/SKT/2008/1140

Dear Sir,

<u>LISTING AGREEMENT</u>
<u>AUDITED RESULTS - 31st MARCH, 2008</u>
<u>CENTRAL BOARD'S MEETING ON 02.05.2008</u>
<u>NOTICE TO STOCK EXCHANGES : PRESS RELEASE</u>

In terms of Clause 41 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on the 02nd May 2008 to take on record the audited working results of the Bank for the year ended on 31st March 2008. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 02nd May 2008.

Yours faithfully,

General Manager
Encl. as above

भारतीय स्टेट बैंक / SBI
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.

PRESS RELEASE

State Bank of India
Central Office, Mumbai 400 021.

A meeting of the Central Board of the Bank will be held on the 2nd May 2008 at Kolkata to approve the audited working results of the Bank for the year ended the 31st March 2008.

Mumbai
Date :

(O. P. BHATT)
CHAIRMAN

END